Exhibit 5.7

PwC Legal Services

Warsaw, 27 July 2012

Vantage Drilling Poland sp. z o.o.

ul. Piłsudskiego 1

00-078 Warszawa

Dear Sirs,

We have been asked to act as a legal counsel in Poland for Vantage Drilling Poland Sp. z o.o. (the “Guarantor”) acting as a guarantor in relation to 11.500% Senior Notes due 2015 issued or to be issued under the Indenture (as defined below) by Offshore Group Investment Limited, a Cayman Islands exempted company (the “Company”) (the “Transaction”), in order to issue this opinion letter with respect to the guarantee under the Indenture (as defined below), executed by Vantage Drilling Poland sp. z o.o. (the “Guarantor”), in connection with the preparation of the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) relating to registration by the Company under the Securities Act of 1933, as amended (the “Securities Act”), of the offer to exchange (the “Exchange Offer”) (i) up to $775,000,000 aggregate principal amount of the Company’s 11 1/2% Senior Secured First Lien Notes due 2015 (the “Exchange Notes”) for a like principal amount of the Company’s outstanding 11 1/2% Senior Secured First Lien Notes due 2015 (the “Outstanding Notes”) and (ii) the guarantees (the “Guarantees”) of the parent and the subsidiary guarantors of the Outstanding Notes and the Exchange Notes.

The Outstanding Notes were issued, and the Exchange Notes will be issued, under an Indenture dated as of July 30, 2010 (the “Original Indenture”) as amended by the first supplemental indenture dated as of May 20, 2011 (the “First Supplemental Indenture”), the Second Supplemental Indenture dated as of June 1, 2011 (the “Second Supplemental Indenture,”), the Third Supplemental Indenture dated as of June 29, 2011 (the “Third Supplemental Indenture”), the Fourth Supplemental Indenture dated as of April 2, 2012 (the “Fourth Supplemental Indenture”) and the Fifth Supplemental Indenture dated as of April 20, 2012 (the “Fifth Supplemental Indenture”, and together with the Original Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, and the Fourth Supplemental Indenture, the “Indenture”), each among the Company, Wells Fargo Bank, National Association, as trustee (the “Trustee”) and the Guarantor. We have not acted as a legal counsel to the Guarantor, the Company or the Trustee in relation to drafting, negotiating or executing of the Fifth Supplemental Indenture or any other related documents.

PricewaterhouseCoopers Legal Szurmińska-Jaworska spółka komandytowa, Al. Armii Ludowej 14, 00-638 Warsaw, Poland, Telephone +48 (22) 523 4000, Facsimile +48 (22) 523 4040, http://www.pwc.com/pl

PwC PricewaterhouseCoopers Legal Szurmińska-Jaworska spółka komandytowa is entered into the National Court Register maintained by the District Court for the Capital City of Warsaw, under KRS number 0000336634, NIP 7010199320. The seat of the Company is in Warsaw at Al. Armii Ludowej 14.

PricewaterhouseCoopers Legal Szurmińska-Jaworska Sp.k. is a Polish law firm licensed to provide legal services in Poland and advise on Polish law and includes and/or employs qualified Polish lawyers.

This opinion letter is limited to the law of the Republic of Poland (“Poland”) as applied by the Polish courts on 27 July 2012, and is issued on the basis that it will be issued and construed in accordance with Polish law. We express no opinion herein with regard to any law other than Polish law, and to the extent such other laws may be relevant, this opinion letter is subject thereto. We express no opinion on the rules of any jurisdiction (excluding Poland) as to conflicts of laws. The terms “laws” or “law” in this opinion letter refer to laws and regulations of Poland.

I. Documents

In rendering this opinion letter, we have examined and relied exclusively on the following documents:

(a)	a notation of guarantee dated 10 April 2012 executed by the Guarantor, governed by the laws of the state of New York;

(b)	the Company’s Articles of Association dated 26 March 2012, drawn up in a form of a notarial deed by the notary public Miron Jakubiak, under Rep. A No. 2152/2012;

(c)	the Company’s current excerpt from the National Court Register, dated 10 April 2012;

(d)	the Company’s current excerpts from the National Court Register, dated 27 July 2012;

(e)	a resolution of the Guarantor’s shareholders’ meeting, dated 4 April 2012;

– document (a) hereinafter referred to as the “Opinion Document”, documents (c) – (e) hereinafter referred to as the “Corporate Documents” (and together with the Opinion Document hereinafter referred to as the “Documents”).

Without prejudice to the opinions explicitly stated under item III below, as to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other states of mind), we have relied upon the representations and warranties contained in the Opinion Document and the Indenture, and (except to the extent opined herein) have assumed without independent inquiry, the Guarantor’s authorization to make all the relevant representations and statements as well as the accuracy of those representations and statements.

II. Assumptions

In rendering this opinion letter, we have assumed, but have not independently verified:

Veracity and bona fides

(a)	the authenticity of all signatures and seals;

(b)	the conformity with the original documents of all documents submitted to us as copies or drafts or forms of documents to be executed, or received by facsimile transmission;

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(c)	the authenticity and completeness of all original documents reviewed by us in original or copy or draft or facsimile form and the legal authority and competence of each individual executing any document (representing any party other than the Guarantor);

(d)	that the information contained in the Guarantor’s Articles of Association truly and correctly reflects the position of the Guarantor as mentioned therein as at the date hereof;

(e)	that all matters which ought to be registered with the National Court Register in relation to the Guarantor have been duly so registered and all information disclosed in the excerpts set out in point I. (c and d) above was true, valid and complete as of the date of issuance of this opinion letter;

Corporate power, authorizations and execution

(f)	the due incorporation, capacity, power and authority to execute, deliver, observe and perform the Opinion Document of each of the parties to the Opinion Document (other than the Guarantor);

Performance by the parties

(g)	that there are no other arrangements concerning the Documents or any other relevant document which might modify, replace or supersede the whole or any of the provisions of the Documents or such document;

Solvency

(h)	that no steps have been taken for the bankruptcy or similar procedure with respect to the Guarantor, and that at the time it entered into the Opinion Document, the Guarantor was not insolvent;

(i)	that the obligations of the Guarantor under the Opinion Document will not result in the Guarantor’s insolvency within the meaning of Article 11 Sec. 2 of the Polish Bankruptcy Law of 2003, as amended (the “Bankruptcy Law”);

Choice of law and foreign law

(j)	that the Opinion Document and the rights and obligations created thereby constitute legal, valid and binding obligations of the parties thereto enforceable in accordance with their terms under the laws of the New York state (by which the Opinion Document is expressed to be governed) and that the choice of laws of the New York state to govern the Opinion Document is recognised by the laws and courts of the New York state;

(k)	that all deeds, instruments, agreements and other documents in relation to the matters contemplated by the Opinion Document and the Indenture are duly executed, valid obligations binding on and enforceable against the parties thereto (except with respect to the Guarantor, but only to the extent governed by Polish law) and are not subject to avoidance by any person under all applicable laws and in all applicable jurisdictions and all acts, conditions or things required to be fulfilled, performed or effected in connection with the Opinion Document and the Indenture under all applicable laws and in all applicable jurisdictions have been duly fulfilled, performed and effected;

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(l)	that all deeds, instruments, assignments, agreements and other documents relating to the matters contemplated in the Opinion Document and the Indenture, insofar as any of such deeds, instruments, assignments, agreements or other documents fall to be executed or performed in any jurisdiction, will not be illegal or ineffective by virtue of such other laws and that none of the opinions expressed below nor any of the Opinion Document or Indenture will be affected by the laws (including the public policy) of any jurisdiction.

III. Conclusions

Based upon the foregoing and subject to the qualifications set forth herein, we are of the opinion that:

Corporate powers, authorisation and execution

(a)	The Guarantor is a limited liability company duly established and validly existing under the laws of Poland.

(b)	The Guarantor has necessary corporate and legal capacity and power to enter into the Opinion Document and to exercise its rights and perform its obligations thereunder.

(c)	The entering by the Guarantor into the Opinion Document, and the performance by the Guarantor of the Opinion Document does not violate Polish law, and will not result in any breach or violation of the Corporate Documents, or will not constitute a default under the Corporate Documents.

(d)	Under Polish law, there are no governmental or regulatory consents, approvals, filings or authorizations required for the Guarantor to enter into and perform the Opinion Document.

(e)	All corporate and other action required to be taken by the Guarantor to authorise the execution of the Opinion Document on behalf of the Guarantor and the performance of the Guarantor’s obligations thereunder have been duly taken.

(f)	(i) The Guarantor has not been declared bankrupt, (ii) no recovery proceedings (postępowanie naprawcze) within the meaning of Art. 492 and ff. of the Bankruptcy Law have been initiated against the Guarantor, (iii) no liquidation (likwidacja) is being carried on in respect of the Guarantor, (iv) a court has not declared dissolution (rozwiązanie) of the Guarantor pursuant to Art. 21 of the Code of Commercial Companies dated 15 September 2000 (Journal of Laws No. 94, Item 1037, as amended), and (v) no custodian (kurator) has been appointed in respect of the Guarantor.

(g)	The execution of the Opinion Document by the sole member of the Management Board of the Guarantor constitutes its proper execution on behalf of the Guarantor.

Choice of law

(h)	The choice of the laws of the state of New York as the governing law of the Opinion Document is a valid choice of law and will be recognized and given effect to by the Polish courts.

(4)

Jurisdiction and Enforcement of Judgments

(i)	The submission to the jurisdiction of the competent courts of New York made in the Opinion Document is valid and binding upon the Guarantor and enforceable under the laws of Poland.

(j)	As a matter of Polish law, the Guarantor does not benefit from any immunity that would make it impossible to initiate or continue court proceedings, or render judgment, against it.

(k)	Subject to qualifications below, a final and enforceable judgment of the New York court with respect to the Opinion Document will be recognized and enforced by a court in Poland.

Stamp duty

(l)	No stamp duty imposed by the laws of Poland should be payable by the Guarantor to any governmental or official or regulatory body in Poland in connection with the Opinion Document.

IV. Qualifications

The foregoing opinion letter is subject to the following qualifications:

(a)	The term “enforceable” as used in this opinion (and, correspondingly, the term “unenforceable”) means that the obligations assumed by the relevant party under the Opinion Document in question are of a type which the Polish courts enforce. The term enforceable does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms, in particular: (i) enforcement of the obligations of a party may be limited by provisions of the Polish Civil Procedure Code dated 17 November 1964, as amended (the “Civil Procedure Code”), the Bankruptcy Law, or other laws of general application relating to or affecting the rights or ranking of creditors (including secured creditors) as such laws are applied in the event of bankruptcy or insolvency proceedings or any other similar process relating to a bankrupt or insolvent party; (ii) a Polish court may stay proceedings if concurrent proceedings have been brought elsewhere, and it may decline to accept jurisdiction in certain cases; (iii) claims may be time-barred or may be or become subject to a defence of set-off or subject to a counterclaim; and (iv) enforcement of obligations may be prevented as a result of defects in the declaration of intent. The use of the words “enforceable”, “enforcement”, “enforced”, and the like, as used above, refer to our belief that an obligation should be capable of being enforced as not being contrary to Polish law; however, we express no opinion regarding the actual outcome of any proceeding to enforce a particular obligation or regarding the availability of a specific right or remedy as specified in the Guarantee, which will depend on the facts and circumstances of each case.

(b)

We express no opinion as to (i) whether an order for specific performance, or an injunction or other orders of a Polish court requiring positive performance (other than the payment of damages, interests and costs) would be available in respect of any of the obligations of a given party, (ii) whether certain defences (e.g. waiver and estoppel) would be available, (iii) whether any specific remedy other than monetary damages would be available, or (iv) whether a remedy would be available under certain circumstances if another remedy has

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been chosen, as the matters referred to in (i), (ii), (iii), and (iv) are for the discretion of the court, and a court inter alia will take into account, for the purpose of enforcing rights, the reasonableness and conscionability of the parties’ conduct.

(c)	Pursuant to Article 21 § 1 item 4) of the Commercial Companies Code, in certain circumstances, the relevant Registry Court may decide on the dissolution of a company. We have not verified whether the circumstances which allow the Registry Court to decide the dissolution of the Guarantor did or did not occur. Please note that, pursuant to Article 21 § 6 of the Commercial Companies Code, the Registry Court’s decision on the dissolution of a registered company shall not affect the validity of the legal actions of that company prior to its dissolution.

(d)	For the purposes of the opinion given in paragraph III (a) and III (f) above, we have relied solely upon the excerpt from the National Court Register listed in I (c and d) above.

(e)	We provide no opinion on any potential consent, approval or permit which may be required under any corporate documents of the Company, the Guarantor’s shareholder or any entity other than the Guarantor, or laws under which they are established or laws of any jurisdiction where any of their assets may be located.

(f)	We have not analyzed the tax consequences of the Transaction and do not express any views or opinions on tax matters.

(g)	This opinion letter expresses and describes Polish legal concepts in the English language rather than in the original Polish language and such expressions and/or descriptions may not be identical in meaning to the underlying Polish legal concepts. Accordingly, any issues of interpretation arising in respect of this opinion letter will be determined by Polish authorities in accordance with Polish law and we express no opinion as to the interpretation that Polish authorities may give to any such expressions or descriptions.

(h)	The Bankruptcy Law specifies the following as being ineffective by operation of law: (i) acts in law of an entity (including contracts) concluded up to one year prior to the date of a bankruptcy petition, if performed gratuitously or if the value of the entity’s contribution to such transactions grossly exceeds the consideration received; (ii) court settlement, admission of an action or waiver of a claim with the same effect as the acts mentioned at (i) above; (iii) settlement by the bankrupt of a debt not so far paid and the securing of such a debt in any way (although in this case the hardening period is shorter, i.e. two months prior to the date of the bankruptcy petitions); and (iv) acts in law in exchange for consideration, executed with companies in the same group as the Guarantor (in this case the hardening period is six months prior to the date of the bankruptcy petition).

(i)	A Polish court will not necessarily grant a remedy which is justified on equitable grounds or which is otherwise at its discretion. In particular, the court may divide performance into installments, taking into account the respective situations of a debtor and a creditor.

(j)	A Polish court will not necessarily uphold contractual indemnity against the costs of litigation or enforcement.

(k)	Any action brought against a company in the Polish courts would be subject to the Civil Procedure Code and related legislation, including the power of a Polish court to order a foreign claimant to provide security for costs.

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(l)	Art. 1145 of the Civil Procedure Code provides that the judgments of courts of foreign states issued in civil law matters are subject to recognition in Poland by virtue of law unless any of the impediments listed in art. 1146 of the Civil Procedure Code exist. Pursuant to art. 1146, the judgment shall not be recognized, if:

1)	it is not final and legally binding in the country in which it has been issued;

2)	it has been issued in a case falling into an exclusive jurisdiction of Polish courts;

3)	the writ commencing the proceeding has not been served duly and in a manner enabling due defense to the defendant that had not entered into the dispute as to its merits;

4)	a party during the proceeding has been deprived of the right to due defense;

5)	a case concerning the same claim between the same parties had been pendent before the court in Poland earlier than it has been pendent before a court in another country;

6)	it is contrary to a final and legally binding judgment of a Polish court that had been issued earlier, or a final and legally binding judgment of a foreign court that had been issued earlier and which fulfills the requirements of its recognition in Poland, that had been issued in a case concerning the same claim between the same parties;

7)	such a recognition would be considered as contradictory to the principal rules of legal order in Poland (clause of public order).

(m)	The choice of the New York law to govern the Opinion Document would not be recognised or upheld by the Polish courts if to do so would be contrary to mandatory rules of Polish law or if there were reasons for avoiding the choice of law on the grounds that its application would have consequences contradictory to the principal rules of the legal order in Poland. It is our view that the transactions of the Guarantor contemplated by the Opinion Document would not have consequences contradictory to the principal rules of the legal order in Poland. However, the principal rules of the legal order in Poland are not defined and subject to constant review by courts, thus, it is not possible to be categorical at any time as to their scope.

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This opinion letter is limited to the matters stated herein and is not to be read as extending by implication to any matters not specifically referred to herein. It is rendered solely for the Guarantor for internal purposes and Fulbright & Jaworski L.L.P. for purposes connected with the filing of the Registration Statement and is not to be acted upon or delivered to or filed with anyone else without our express prior written consent except to the extent required by law or on request of a competent court or authority. The opinions and views expressed herein may not be used or relied upon by any other person or for any other purpose or used, circulated, quoted or otherwise referred to for any other purpose.

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The views expressed herein are based upon the laws of Poland as at the date hereof and any change in such laws may affect these views. We assume no obligation hereunder to advise you of any changes concerning any matter discussed herein, whether or not material, of which we may hereafter become aware.

On behalf of PricewaterhouseCoopers Legal Szurmińska-Jaworska sp.k.

/s/Cezary Żelaźnicki
Cezary Żelaźnicki radca prawny / attorney-at-law

/s/Mateusz Ordyk
Mateusz Ordyk radca prawny / attorney-at-law

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